EXHIBIT 9

Chunghwa Telecom

May 10, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Apr 2012

1)                                     Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Apr	Invoice amount	16,077,323	16,652,778	(-)575,455	(-)3.46%

Jan-Apr	Invoice amount	66,968,359	61,844,064	(+)5,124,295	(+)8.29%

Apr	Net sales	15,672,739	16,017,661	(-)344,922	(-)2.15%

Jan-Apr	Net sales	63,416,996	63,601,821	(-)184,825	(-)0.29%

b                                         Trading purpose : None